SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

06 July 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 06 July 2020 re: Lloyds Banking Group Leadership Succession

  6 July 2020

LEADERSHIP SUCCESSION AT LLOYDS BANKING GROUP

Following the announcement last year that Lord Blackwell intended to retire as Chairman of Lloyds Banking Group over the coming year, the Group is pleased to announce that Robin Budenberg CBE has been selected as his successor.  Robin will join the Group Board on October 1st 2020 and take over as Chair in early 2021 when Lord Blackwell steps down from the Board.

During a long career with S.G. Warburg/UBS Investment Bank, Robin Budenberg worked closely with the Government in 2008 as an advisor on the recapitalisation of the UK banking industry.  In 2009 he became Chief Executive, then Chairman, of UK Financial Investments (UKFI) with responsibility for managing the UK Government's investment in UK banks, including Lloyds. In 2014, Robin became London Chairman of Centerview Partners, the US based independent advisory firm, and in 2016 he was appointed Chairman of The Crown Estate, which has a diverse £14 billion portfolio with its profits remitted to the Treasury for the benefit of the public finances. Before he assumes the role of Chair of Lloyds Banking Group he will step down from his current roles at Centerview Partners and on the boards of Big Society Trust and Charity Bank, but will continue as Chairman of The Crown Estate.  His selection followed an extensive search process led by the Group's Senior Independent Director, Alan Dickinson.

With the Chair succession now in place, António Horta-Osório has also informed the Board of his intention to step down as Chief Executive in 2021 after having delivered three strategic plans and completed 10 years in the role next year.

António has agreed to time his stepping down as Group CEO to support a smooth transition, with a target date at the end of June next year, at which point he will retire from Lloyds. Until then he will continue to be completely focused with the executive team on delivering the remainder of the current strategic plan (GSR3), as well as the plans put in place to address the Covid 19 pandemic effects and support our customers during these difficult times.

This planned leadership succession will allow a new Chief Executive to work with the new Chair in the next stage of the Group's development and transformation.

Lord Blackwell comments:

"I am delighted to welcome Robin Budenberg to the Board as my successor.  His knowledge of the Group combined with his broad experience in both financial services and other strategic advisory roles give him an outstanding background to provide the Board leadership required to support the continued transformation of the Group.

I would also like to take this opportunity to pay tribute to the outstanding contribution that António Horta-Osório has made to first turning round and then leading the strategic development of the Group over the last decade.  His personal commitment and strong vision have driven a period of massive and successful change in the Group, restoring Lloyds to its preeminent position in Helping Britain Prosper as the UK's leading retail and commercial bank. During his tenure, he has overseen a comprehensive transformation of the Group's balance sheet, operations, and customer propositions, including the repayment of the UK Government's £21bn investment and evolution of the Group into the UK's largest digital bank.

His decision to announce now his planned retirement allows for an orderly succession process to appoint a new Chief Executive next year to work with the new Chair."

Robin Budenberg comments:

"Lloyds will play a vital role as Britain recovers from the current crisis.  It is a great honour and challenge to take on the role of Chair at this time and I hope to continue Norman and António's work, initially alongside António, in pursuing Lloyds' core purpose of Helping Britain Prosper and in building the culture of the bank in order to support that purpose."

António Horta-Osório comments:

"It is of course with mixed emotions that I announce my intention to step down as Chief Executive of Lloyds Banking Group by June next year. I am lucky to have had the support of a superb Board and executive team on whom I will continue to rely as we complete our current strategic plan, transforming the Group into the bank of the future.

Everyone at Lloyds has unified around our purpose of Helping Britain Prosper and our customers and communities are seeing our commitment to that now, more than ever.

I have been honoured to play my part in the transformation of large parts of our business. I know that when I leave the group next year, it has the strategic, operational and management strength to build further on its leading market position".

This announcement contains information that qualified or may have qualified as inside information and is disclosed in accordance with the Market Abuse Regulation (EU) 596/2014 ("MAR"). For the purposes of MAR, this announcement is made by Kate Cheetham, Group General Counsel & Company Secretary.

-      END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Notes:

There are no other matters to be disclosed under listing rule 9.6.13R in relation to Robin Budenberg's appointment.

On assuming the role of Chair, Robin Budenberg's compensation will remain unchanged from that of the current Chairman, at £772,850 p.a. for 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 06 July 2020